FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated Feb 22, 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Feb 22, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Quotes as of 2/11/05:
Sadia ON (SDIA3) = R$ 4.80
Sadia PN (SDIA4) = R$ 5.23
Sadia ADR (SDA) = US$ 20.02
Sadia Latibex (XSDI) = € 1.54

Market Capitalization as of 2/11/05:
R$ 3.6 billion
US$ 1.4 billion	Luiz Murat Jr.
Investor Relations Director
Phone: + 55 11 3649-3465
Fax: + 55 11 3649-1785
grm@sadia.com.br
INVESTOR RELATIONS
Silvia H. M. Pinheiro
Phone: + 55 11 3649-3197
silvia.pinheiro@sadia.com.br
Henrique Bastos
henrique.bastos@sadia.com.br
Phone: + 55 11 3649-3130
www.sadia.com.br	Ligia Montagnani IR Consultant Phone: + 55 11 3897-6405 ligia.montagnani@firb.com

São Paulo, February 14, 2005 – SADIA S.A. (BOVESPA: SDIA4; NYSE: SDA; LATIBEX:XSDI), the Brazilian processed foods, poultry and pork market leader, reported today its earnings for the fourth quarter of 2004 (4Q04). The Company’s operating and financial information, except where indicated otherwise, is presented in thousands of Brazilian reais, based upon consolidated numbers according to corporate legislation. All of the comparisons in this report are with respect to the same period in 2003 (4Q03), except when otherwise specified.

“For Sadia, 2004 marked the beginning of a new, accelerated cycle of growth. After investing R$ 246 million during the year -- twice as much as that invested in 2003 – we increased the investments planned for 2005 to R$ 500 million. We are going to expand productive capacity to meet the increased demand for our products, while maintaining our policy regarding the maximum profitability of our assets and the generation of shareholder value as a priority. During the course of the year, we decided to increase production at our Uberlândia facilities, making it our most productive plant in the country. The Ponta Grossa distribution center, in Paraná, began operations in November and gives the Company greater capacity and efficiency in its export processes. The acquisition of Só Frango, which occurred towards the end of the year, is an important link in the supply of birds to the domestic and export markets. We opened offices in Frankfurt, Germany, and Istanbul, Turkey; and we strengthened sales teams in Europe, Japan, Russia and Venezuela. One of the most important achievements was our passing of the US$ 1 billion mark in terms of exports, which represented nearly half of the Company’s total revenues. This balance between domestic and international sales reduces the Company’s exposure to market risks. This, however, requires the development of skills to react quickly to changes in markets with different dynamics, which makes doing business more complex. In 4Q04, we had the best Christmas season we have had in recent years, with record sales of commemorative products. In the export market, although we enjoyed a recovery a prices in U.S. dollars, they were still insufficient to offset the strong appreciation of the Brazilian real during the period. Despite the fact that the falling trend in grain prices continued, high packaging costs and pressured shipping expenses frustrated our hopes of obtaining better results in terms profitability. Even so, however, Sadia closed out 2004 with margins in keeping with those recorded during the year 2003. For 2005, we are forecasting a moderate heating up of domestic market, as a result of an increase in disposable income. In the international scenario, we believe that demand should remain stable in the regions to which the Company has traditionally exported and should rise in new markets, especially China and Korea. Furthermore, we hope that the Russian government will review its restrictive policies regarding Brazilian meat imports. We foresee reductions in the cost of raw materials, which should contribute to the restoration of our margins.”

GROSS OPERATING REVENUE
Sadia posted gross operating revenues of R$ 2,012.5 million in 4Q04, representing a 16.4% increase over 4Q03.

The Company’s domestic market revenues rose 13.2% over 4Q03, driven by the growth in revenues and sales during the Christmas season.

In the international market, despite the appreciation of the Brazilian real in relation to the U.S. dollar, revenues of R$ 929.1 million were 20.4% higher than exports in 4Q03. This result is mainly a reflection of larger poultry volumes sold, aided by the resumption of world poultry consumption, which has been slowly recovering in terms of dollar-based prices.

GROSS OPERATING REVENUE - R$ MILLION

TOTAL SALES

GROSS OPERATING REVENUE

PHYSICAL SALES - tons

SALES VALUE - R$ thousand

DOMESTIC MARKET

In the domestic market, although the recovery of the employment rate has been slow to impact the consumption of non-durable goods, Sadia posted revenues of R$ 1,083.4 million – 13.2% higher than in 4Q03. Considering the difficulties in passing along cost increases to prices, the growth of revenues is directly related to an improved mix and the stepping up of sales to new channels.

For processed products, despite the improvement in the mix of traditional items made in the beginning of the second half of 2004, demand remained sensitive to price hikes and didn’t fully absorb the cost increases suffered during the quarter. Even so, 4Q04 volumes were 4.3% higher than in 4Q03, with an 11.0% increase in revenues from the segment, which reached R$ 788.2 million.

The poultry line obtained revenues of R$ 188.3 million – a 20% increase over 4Q03. This result is attributable to the success of commemorative product sales at the end of the year.

Pork segment revenues reached R$ 44.1 million – 24.4% above those in 4Q03. The segment continued to benefit from a recovery in prices, in an environment of limited supply due to adjustments made by Brazilian producers to adapt to restrictive conditions in the international market.

GROSS OPERATING REVENUE - Domestic Market

AVERAGE PRICE - DOMESTIC MARKET - R$/KG

EXPORT MARKET

Even with the 7.1% fall in the U.S. dollar in relation to the Brazilian real, revenues reached R$ 929.1 million – 20.4% higher than in 4Q03. Export volumes were 30.2% higher than those recorded in 4Q03.

In the processed products division, the 155% increase in physical sales and the 95.6% increase in revenues were the result of the Company’s strategy to expand the share of higher value-added products in the export market, in addition to stepping up business in new South American markets, which made possible an increase in the sale of products that were previously underrepresented in the export mix, such as bolognas, salamis and margarines.

Export revenues from poultry sales rose 16.1% over 4Q03, reaching R$ 662.5 million. The break in the falling trend in international prices recorded as of 2Q04, together with rising demand in regions not directly affected by the avian flu, enabled export volumes to increase 31.2% above those in 4Q03.

The pork segment continued to be negatively impacted by the Russian government’s restrictions, with volumes dropping 30.8% and revenues, 7.3%.

GROSS OPERATING REVENUE - Export Market

AVERAGE PRICE - Export Market - R$/KG

EXPORTS BY REGION - REVENUE

OPERATING INCOME

Net revenues, in the amount of R$ 1.7 billion in 4Q04, grew 11.4% in relation to 4Q03, reaching R$ 6.4 billion for the year – a 20.5% increase over 2003.

Production costs, however, suffered increases of 20.5%, and were thus greater than the increase in revenues. Despite the fact that grain prices continued falling, packaging costs remained pressured during the period. Our gross margin in 4Q04 was 25.6%, lower than the 31.3% margin recorded in 4Q03.

With respect to operating expenses, although gains of scale in export shipments helped dilute overseas shipping expenses, increases in transportation expenses drove up the share of sales-related expenses as a percentage of net revenues from 18.4% in 4Q03, to 20.3% in 4Q04. Administrative expenses remained stable at 0.9% of net revenues.

Other operating results generated revenues of R$ 12.7 million versus expenses of R$ 23.1 million, in 2003, thanks to recouped taxes and revenues from trademark licensing.

EBITDA in 4Q04 reached R$ 118.2 million, representing a 42.2% drop from 4Q03, as a result of the increases in costs and expenses mentioned above. The EBITDA margin was 6.8%, versus 13.1%. For the year, however, EBITDA totaled R$ 783.8 million, with a margin of 12.3%, in line with that recorded in 2003.

FINANCIAL INCOME AND EQUITY PICKUP

Financial result accounted revenues of R$ 70.6 million, versus R$ 62.0 million in 4Q03. This performance was due to the reduction in financial fees and the reversal of expenses related to PIS/COFINS taxes on financial operations. The appreciation of the Brazilian real in relation to the U.S. dollar also permitted gains from swap operations. The result of equity accounting – negative R$ 46.5 million – reflected variations in the exchange rate applicable to the equity of subsidiaries abroad.

NET INCOME

Net income, of R$ 127.5 million in 4Q04, was 18.1% lower than that posted in 4Q03.

CAPITAL STRUCTURE

At the end of 2004, Sadia’s net financial debt was R$ 316.8 million – 3.1% higher than in 2003 -- and corresponded to 17.8% of equity.

The Company maintained a conservative financial strategy, focusing on investments in assets with low levels of volatility and conditions compatible with the terms of its obligations. It continued engaging in financing operations related to exports, receivables and rural credit at favorable interest rates, which helped to reduce the need for working capital, extend maturities and decrease financial fees.

CAPITAL EXPENDITURES

Sadia invested R$ 246.4 million in 2004, compared to R$ 110.2 million in 2003. Of this total, 37.8% went to the production of processed products; 37.0% to poultry production; and 4.0% to pork production. The Ponta Grossa Distribution Center (Paraná) received 11.8%. Focusing on the overseas market, this new distribution center began operating in November. The remaining 9.4% were used primarily in the Information Technology area, with an upgrade in the SAP business management system.

CAPITAL MARKETS AND GENERAL INFORMATION

THE SÃO PAULO STOCK EXCHANGE

The value of Sadia’s preferred shares (Sadia PN) rose 50.3% during the year, compared to a 17.8% increase in the São Paulo Stock Exchange Index (Ibovespa) during the same period. In 2004, there were 43,400 trades of the Company’s securities, involving 328 million Sadia preferred shares. The Company’s shares were present in 100% of the São Paulo Stock Exchange’s trading sessions in 2004, with an average daily financial volume of R$ 6.1 million, compared to R$ 2.9 million in 2003. This amount represents 51% of the average daily financial volume of the Brazilian food sector companies listed on the exchange.

Sadia’s preferred shares remained equally distributed among the different categories of investors present on the exchange. Special attention should be given, however, to foreign investors and investment funds, which helped to increase liquidity, as well as to individual investors and investment clubs, which indicate the attractiveness of the shares to the retail public.

THE NEW YORK STOCK EXCHANGE

In 2004, Sadia’s Level II ADR’s appreciated 61.4% in value, compared to the Dow Jones Index, which rose 3.1% during the same period. In 2004, the average daily volume of Sadia ADR’s traded on the New York Stock Exchange (NYSE) was R$ 701,200 -- 196% higher than the 2003 average – and represented 8.3% of Sadia’s outstanding preferred shares during the year.

As of January 24, 2005, Sadia’s ADR’s have been traded at a new ratio, which was changed from 30 preferred shares per ADR to 10 preferred shares per ADR, in order to increase the liquidity of these securities.

LATIBEX

As of November 15, 2004, Sadia’s preferred shares have been listed on the Latibex section of the Madrid Stock Exchange, which is dedicated to Latin American companies. Since the opening day of trading, R$ 668,000 have been traded, with a 13.1% appreciation in value.

INVESTOR COMPENSATION

For earnings 2004, Sadia paid out dividends in the form of interest on equity in the gross amount of R$ 148.3 million. The Company made a first payment in August 2004 and the remainder will be paid in February and March 2005, as shown in the table below.

Interest on Equity (Gross Amounts)	2004
	ON	PN
Interest on Equity - August 2004 (R$ per share)	0.07080	0.07788
Interest on Equity - February and March 2005 (R$ per share)	0.13369	0.14706
Total per Share	0.20449	0.22494
Total Distributed Amount (R$ Thousand)	148,310

Investor's Table
2.003	2.004

Outstanding Shares	682,696,000	682,696,000
Common	257,000,000	257,000,000
Preferred	425,696,000	425,696,000
Free Float	66.9%	66.3%
Common	31.9%	31.1%
Preferred	88.0%	87.5%
Share Price
Commom (R$ per share) - Closing	4.00	5.45
High/Low/Average	4.00/1.54/2.77	5.58/3.65/4.38
Preferred (R$ per share) - Closing	3.98	5.98
High/Low/Average	4.05/1.13/1.96	5.99/3.50/4.59
Market Capitalization
R$ thousand	2,717,130	4,082,522
US$ thousand	940,928	1,538,252
Ratios and Multiples
EV/Ebitda	4.7	5.6
Dividend Yeild (%)	5.5	3.6
P/BV	1.8	2.3
Price/Earnings per Share	6.1	9.3
ADR - SDA
ADRs Outstanding	246,332	310.788
Closing Price (US$ per ADR)	40.78	65.82
High/Low/Average	42.25/9.40/20.71	67.29/34.00/47.53
Ratio	30 PN/ADR	30 PN/ADR*

Rating	Standard and Poors	Fitch Ratings
Local Currency	BB (Stable)	BB (Positive)
Foreign Currency	B+ (Positive)	BB- (Stable)
* Ratio Changed to 10PN per ADR in 01/24/2005

EVENTS ON FEBRUARY 15 (TUESDAY)

    National: Meeting with Investment Professionals and Analysts
    Time: 11 a.m. (BR time) / 8 a.m. (EST)
    Location: Rua Fortunato Ferraz. 616 – Vila Anastácio – São Paulo

    International: Conference Call
    Time: 3 p.m. (BR time) / 12 p.m. (EST)
    Telephones for connection:
    Brazil: (11) 4613-0502
    U.S.: (1 800) 860-2442
    Other countries: (1 412) 858-4600
    Access number: 459 (international)

The meeting and conference call audio will be streamed live over the Internet. accompanied by a slide show. at the website: www.sadia.com.br

# # # #

The statements contained in this release relating to the outlook for the Company’s business. projections of operating and financial results. and its growth potential constitute mere forecasts and were based on management’s expectations in relation to the future of the Company. These expectations are highly dependent on market changes. the general economic performance of Brazil. of the industry and the international markets – being therefore subject to change.

ANNEX I

INCOME STATEMENT - CONSOLIDATED

ANNEX II